                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                             FRESH AMERICA CORP.
                             -------------------
                               (Name of Issuer)

                   Common Stock, par value $0.01 per share
                   ---------------------------------------
                        (Title of Class of Securities)

                                  35803R105
                                  ---------
                                (CUSIP Number)

                           Robert J. Keffler, Esq.
                           -----------------------
                    Murphy Mahon Keffler & Farrier, L.L.P.
                    --------------------------------------
                             120 West 3rd Street
                                  Suite 300
                           Fort Worth, Texas 76102

         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                April 9, 2001
                                -------------

           (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         35803R105

1        NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Larry H. Martin

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)

         (b)

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         PF

--------------------------------------------------------------------------------

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)

         Not Applicable

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

--------------------------------------------------------------------------------

                                   7       SOLE VOTING POWER:         3,176,694

                                   ---------------------------------------------

NUMBER OF SHARES                   8       SHARED VOTING POWER:               0
BENEFICIALLY OWNED
BY EACH REPORTING                  ---------------------------------------------
PERSON WITH
                                   9       SOLE DISPOSITIVE POWER:    3,176,694

                                   ---------------------------------------------

                                   10      SHARED DISPOSITIVE POWER:          0


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                                      3,176,694

--------------------------------------------------------------------------------

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
         INSTRUCTIONS)

         Not Applicable

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         37.73%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1 to Schedule 13D relates to the common stock, par value $.01 per share, of Fresh America Corp. ("Fresh America"); Fresh America's principal executive offices are located at 6600 LBJ Freeway, Suite 180, Dallas, Texas 75240. This Amendment No. 1 is being filed to include a copy of the Stock Option Agreement discussed in the original statement.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Stock Option Agreement dated as of June 2, 2000, between Larry H. Martin and Fresh America Corp.


                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                                 April 25, 2001



                                               Larry H. Martin
                                 -----------------------------

                                      3